FILED BY VERSO TECHNOLOGIES, INC.
PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANIES: VERSO TECHNOLOGIES, INC.
AND MCK COMMUNICATIONS, INC.
REGISTRATION STATEMENT FILE NO.: 333-106864

     The following information was posted on September 24, 2003, on Verso Technologies, Inc.’s website at verso.com regarding the pending business combination between Verso Technologies, Inc. and MCK Communications, Inc.

     MCK shareholders receive 0.8517 shares of Verso and $1.173 for every share of MCK that they own. If the merger with MCK Communications is completed, then MCK Communications stockholders will receive 0.8517 of a share of Verso common stock for each share of MCK Communications common stock that they own. Additionally, on September 24, 2003, the MCK Communications’ board of directors declared a dividend on the MCK Communications common stock of $1.173 per share, which is payable to MCK Communications stockholders of record on September 26, 2003.

     Verso has filed a Registration Statement (No. 333-106864) with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger, which contains a proxy statement/prospectus. The registration statement was declared effective by the SEC on August 26, 2003. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERSO, MCK, THE PROPOSED MERGER AND RELATED MATTERS. You may obtain these documents without charge on the SEC’s web site at www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to Verso’s Director of Investor Relations at 678-589-3579.